UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER
001-41594
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	10319B100

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For the period ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

BOXSCORE BRANDS, INC.

(Full Name of Registrant)

(Former Name if Applicable)

500 West Putnam Ave. Suite 400

(Address of Principal Executive Office (Street and Number))

Greenwich, Connecticut 06830

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

BoxScore Brands, Inc. (the “Registrant”) has determined that it is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) within the prescribed time period because due to unanticipated delays it requires additional time to complete its audit and finalize its financial statements to be included in the Annual Report. The Registrant is working diligently to file the Annual Report as soon as practicable, and expects to file the Annual Report within fifteen calendar days of the prescribed due date. The Registrant does not expect any changes to previously reported financial results.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sebastian Lux	800	998-7962
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BOXSCORE BRANDS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: 30 MARCH 2023	BOXSCORE BRANDS, INC.

	BY:	/S/ SEBASTIAN LUX
		NAME:	Sebastian Lux
		TITLE:	Co-Chief Executive Officer

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